SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 19, 2011

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The GAAP Financial Statements attached to the Press Release of the Company, dated May 19, 2011, entitled “Syneron Reports First Quarter 2011 Results,” which is attached hereto is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: May 19, 2011

Syneron Reports First Quarter 2011 Results

Revenue increased to $49.8 million, with net profitability on a Non-GAAP basis

PAD* segment operating profit of $3.2 million, or 6.8% of revenue

Yokneam, Israel, May 19, 2011 - Syneron Medical Ltd. (NASDAQ:ELOS), the leading global aesthetic device company, today announced first quarter 2011 financial results for the three month period ended March 31, 2011.

First Quarter 2011 Year-Over-Year Financial Highlights Include:
●	Revenue of $49.8 million, up 15.8%
●	International revenue of $33.4 million, up 17.5%
●	North America revenue of $16.4 million, up 12.6%
●	Non-GAAP gross margin of 53.5%, up from 47.4%
●	Non-GAAP net income of $0.2 million and non-GAAP EPS of $0.01, compared to a net loss of $4.9 million and a loss per share of $0.14
●	PAD segment non-GAAP operating income of $3.2 million, or 6.8% of revenue, compared to an operating loss of $4.7 million
●	Cash and investments portfolio of $211.4 million at March 31, 2011

Louis P. Scafuri, Chief Executive Officer of Syneron, commented, “Total revenue in the first quarter grew 15.8% over the prior year, driven by the Company’s innovative and clinically validated product portfolio, our broad geographical coverage, and record sales of consumables.  Over the last several months, we have generated significant interest in our recent product introductions and have leveraged our presence at several of the largest aesthetic industry conferences to support these launches.  We are particularly pleased with the early feedback from the initial U.S. launch of the elure™ Advanced Skin Lightning Technology and believe that its proven safety and efficacy profile gives it the potential to become the market leader for skin lightning products.

“During the quarter we announced the formation of a new subsidiary, Syneron Beauty, that is focused on products for the direct-to-consumer, home-use market.  Within Syneron Beauty, sales of the mē home-use hair removal system and the Tända™ family of home-use light therapy products tracked in-line with our expectations and we believe we are well positioned to continue gaining traction in this important segment of the market.

“In addition to the growth we experienced in the first quarter, we are also pleased with the recent ruling in Candela’s patent litigation with Palomar Medical Technologies.  The U.S. District Court in Massachusetts ruled that Candela does not infringe eleven of the twelve patent claims at issue, a significant victory for Candela. Yesterday, the judge set October 3, 2011 as our trial date and we feel confident that the single remaining Palomar claim will be defeated at trial once the facts are presented in Court.”

*PAD: Professional Aesthetic Device segment, which includes the results of the Syneron and Candela device businesses

Revenue: First quarter 2011 revenue was $49.8 million, an increase of 15.8% compared to $43.0 million in the first quarter 2010. International revenue in the first quarter 2011 was $33.4 million, an increase of 17.5% compared to $28.4 million in the first quarter 2010. First quarter 2011 revenue in North America was $16.4 million, an increase of 12.6% compared to $14.6 million in the first quarter 2010.

Non-GAAP Financial Highlights for the First Quarter Ended March 31, 2011:

Gross Margin: First quarter 2011 gross margin was 53.5%, compared to 47.4% in the first quarter 2010.

Operating Income (loss): First quarter 2011 operating income was $0.6 million, compared to an operating loss of $6.0 million in the first quarter 2010. First quarter 2011 operating income represented 1.2% of revenue in the quarter, compared to an operating loss of 14.0% of revenue in the first quarter 2010.

The significant improvement in operating income (loss) was primarily driven by: higher sales mix of Syneron products and consumables, which benefit from increased cross selling; higher production and sales volume; and operational efficiency and cost cutting measures implemented since the first quarter 2010.

Net Income (loss): First quarter 2011 net income was $0.2 million, compared to a net loss of $4.9 million in the first quarter 2010.

Earnings (loss) Per Share: First quarter 2011 earnings per share (basic and diluted) was $0.01, compared to a loss per share of $0.14 in the first quarter 2010.

GAAP Financial Highlights for the First Quarter Ended March 31, 2011:

Gross Margin: First quarter 2011 gross margin was 51.4%, compared to 34.5% in the first quarter 2010.

Operating Income (loss): First quarter 2011 operating loss was $2.6 million, compared to an operating loss of $29.9 million in the first quarter 2010.

The significant improvement in operating loss was primarily driven by: higher sales mix of Syneron products and consumables, which benefit from increased cross selling; higher production and sales volume; and operational efficiency and cost cutting measures implemented since the first quarter 2010.

Net Income (loss): First quarter 2011 net loss was $2.4 million, compared to a net loss of $22.5 million in the first quarter of 2010.

Loss Per Share: First quarter 2011 loss per share was $0.07, compared to a loss per share of $0.66 in the first quarter 2010.

Cash Position: As of March 31, 2011, cash and cash equivalents, including short-term and long-term bank deposits and investments in marketable securities, were $211.4 million.

Asaf Alperovitz, Chief Financial Officer of Syneron, commented, “Our first quarter 2011 results in the PAD segment demonstrated a significant year-over-year improvement in margins that we believe is indicative of the potential leverage we can drive from the combined Syneron and Candela business. Our PAD revenue included sales from the initial launches of the ePrime™ Energy-Based Dermal Volumizer™ and CO2RE Fractional CO2 Resurfacing System.”

Mr. Alperovitz added, “During the quarter we continued to invest in our Emerging Business Units, or EBU, including the U.S. launch activities for elure, the European launch of the mē home-use hair removal system and the continued roll out of the Tända LED systems and Light Instruments’ dental laser devices.  While the costs associated with these activities reduced profitability in the quarter, we feel confident that these activities will drive long-term revenue growth and profitability as we are able to increase adoption of our EBU products. On a consolidated basis, while we will continue to invest in driving growth in the EBU segment, we expect growth in sales of higher margin products from both segments to continue to increase our overall profitability.”

Unaudited Non-GAAP segment results for the three months ended March 31, 2011 and 2010 (in thousands):

	For the three-months ended
	March 31,	% of	March 31,	% of	% of
	2011	Revenues	2010	Revenues	Change

Revenue

Professional Aesthetic Devices	$46,906	94.2%	$42,242	98.2%	11.0%
Emerging Business Units	2,906	5.8%	760	1.8%	282.4%

Total revenues	$49,812	100.0%	$43,002	100.0%	15.8%

Operating income (loss)

Professional Aesthetic Devices	$3,187	6.8%	$(4,674)	-11.1%	-168.2%
Emerging Business Units	(2,573)	-88.5%	(1,329)	-174.9%	93.6%

Total operating income (loss)	$614	1.2%	$(6,003)	-14.0%	-110.2%

Unaudited GAAP segment results for the three months ended March 31, 2011 and 2010 (in thousands):

	For the three-months ended
	March 31,	% of	March 31,	% of	% of
	2011	Revenues	2010	Revenues	Change

Revenue

Professional Aesthetic Devices	$46,877	94.2%	$42,242	98.2%	11.0%
Emerging Business Units	2,906	5.8%	760	1.8%	282.4%

Total revenues	$49,783	100.0%	$43,002	100.0%	15.8%

Operating loss

Professional Aesthetic Devices	$(34)	-0.1%	$(28,541)	-67.6%	-99.9%
Emerging Business Units	(2,573)	-88.5%	(1,329)	-174.9%	93.6%

Total operating loss	$(2,607)	-5.2%	$(29,870)	-69.5%	-91.3%

Use of Non-GAAP Measures
This press release provides financial measures for gross margin, net income (loss), net income (loss) per basic and diluted share, which exclude one-time expenses relating to the mergers with Candela Corporation and Primaeva Medical Inc, one-time income due to reversal of a deferred gain related to the merger with Candela Corporation, and an expense charge related to stock-based compensation and amortization and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our operational results and enhances management's and investors' ability to evaluate the Company's gross margin, net loss and net loss per basic and diluted share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference call
Syneron management will host its first quarter 2011 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its Web site, www.syneron.com. To access the call, enter the Syneron Web site, then click on the Investor Relations – Overview and select “Q1 2011 Results Web Cast.”

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-844-6886 in the U.S., and 970-315-0315 from overseas. The conference pass code is: 57960083.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets and services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the businesses of Syneron and Candela may not be integrated successfully; the risk that the merger transaction with Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers; as well as the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document.  Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change.  However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so.  The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Syneron, the Syneron logo, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Contacts:

Asaf Alperovitz, Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Nick Laudico/Zack Kubow, The Ruth Group
646-536-7030/7020
Email: nlaudico@theruthgroup.com / zkubow@theruthgroup.com

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Loss
(in thousands, except per share data)

	For the three-months ended
	March 31,	March 31,
	2011	2010

Revenues	$49,783	$43,002
Cost of revenues	24,194	28,169

Gross profit	25,589	14,833

Operating expenses:
Sales and marketing	13,975	20,823
General and administrative	7,254	14,758
Research and development	6,368	7,030
Other expenses	599	2,092

Total operating expenses	28,196	44,703

Loss from operations	(2,607)	(29,870)

Other income:
Financial Income, net	334	163
Other income (expenses)	24	(113)

Total other income	358	50

Loss before taxes on income (tax benefit)	(2,249)	(29,820)

Taxes on income (tax benefit)	470	(6,203)

Loss from operations before non-controlling interest	(2,719)	(23,617)

Net loss attributable to non-controlling interest	342	1,126

Net loss attributable to Syneron shareholders	$(2,377)	$(22,491)

Loss per share:

Basic and Diluted
Loss from operations before non-controlling interest	$(0.08)	$(0.69)
Net loss attributable to non-controlling interest	0.01	0.03
Net loss attributable to Syneron shareholders	$(0.07)	$(0.66)

Weighted average shares outstanding:
Basic and Diluted	34,916	34,023

Syneron Medical Ltd.
Condensed Consolidated Balance Sheets
(in thousands)

	March 31,	December 31,
	2011	2010
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	$54,772	$63,821
Short-term bank deposits	5,248	1,192
Available-for-sale marketable securities	113,874	114,799
Accounts receivable, net	42,819	42,440
Other current assets	13,560	13,868
Inventories, net	25,620	22,720

Total current assets	255,893	258,840

Non-current assets:
Severance pay fund	360	334
Long-term deposits and others	3,821	2,744
Long-term available-for-sale marketable securities	36,004	37,721
Investments in affiliated companies	7,969	7,969
Property and equipment, net	4,304	4,029
Intangible assets, net	37,710	39,639
Goodwill	18,601	18,579
Deferred taxes	4,690	4,930

Total non-current assets	113,459	115,945

Total assets	$369,352	$374,785

Liabilities and Stockholders' Equity

Current liabilities:
Short term bank credit	$-	$2,737
Accounts payable	17,763	16,644
Deferred Revenues	14,292	14,941
Other accounts payable and accrued expenses	33,463	38,191

Total current liabilities	65,518	72,513

Non-current liabilities:
Contingent consideration liability	11,964	11,365
Deferred Revenues	4,016	4,528
Warranty Accruals	1,065	1,074
Accrued severance pay	575	554
Deferred taxes	5,965	6,215

Total non-current liabilities	23,585	23,736

Stockholders' equity:	280,249	278,536

Total liabilities and stockholders' equity	$369,352	$374,785

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the three months ended:

	March 31,	March 31,
	2011	2010
Cash flows from operating activities:
Net loss before non-controlling interest	$(2,719)	$(23,617)
Adjustments to reconcile net loss to net cash used by operating activities:
Share-based compensation expense	670	782
Depreciation and amortization	2,425	2,218
Impairments of available-for-sale marketable securities and other intangible assets	-	1,608
Realized loss, changes in accrued interest, and amortization of premium on marketable securities	413	329
Revaluation of contingent liability	599	580
Changes in operating assets and liabilities
Accounts receivable	109	6,328
Inventories	(2,648)	11,966
Other current assets	205	(765)
Deferred taxes	(7)	262
Accrued severance pay, net	(5)	10
Accounts payable	1,106	(341)
Deferred revenue	(1,304)	(2,148)
Accrued warranty costs	(157)	(659)
Other accrued liabilities	(4,517)	3,367

Net cash used by operating activities	(5,830)	(80)

Cash flows from investing activities:
Purchases of property and equipment	(771)	(693)
Investments in long-term deposits and others	(1,077)	-
Proceeds from the sale of available-for-sale marketable securities	32,706	54,967
Purchase of available-for-sale marketable securities	(30,285)	(40,286)
Investments in short-term deposits, net	(3,977)	-
Net cash (paid in) received from acquisition of subsidiary	-	22,288
Other investing activities	(22)	220

Net cash provided by (used by) investing activities	(3,426)	36,496

Cash flows from financing activities:
Repayment of short term bank credit	(2,737)	-
Proceeds from exercise of stock options	2,878	354

Net cash provided by financing activities	141	354

Effect of exchange rates on cash and cash equivalents	66	(363)

Net increase (decrease) in cash and cash equivalents	(9,049)	36,407

Cash and cash equivalents at beginning of period	63,821	24,372

Cash and cash equivalents at end of period	$54,772	$60,779

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended
	March 31,	March 31,
	2011	2010

GAAP operating loss	$(2,607)	$(29,870)

Stock-based compensation	670	782
Amortization of acquired intangible assets	1,943	1,498
Merger, restructuring and other non-recurring items, net	608	21,587

Non-GAAP operating income (loss)	$614	$(6,003)

GAAP net loss attributable to Syneron shareholders	$(2,377)	$(22,491)

Stock-based compensation	670	782
Amortization of acquired intangible assets	1,943	1,498
Merger, restructuring and other non-recurring items, net	608	21,587
Income tax adjustments	(614)	(6,246)

Non-GAAP net income (loss) attributable to Syneron	$230	$(4,870)

Income (Loss) per share:

Basic
GAAP loss per share from operations	$(0.07)	$(0.66)

Stock-based compensation	0.02	0.02
Amortization of acquired intangible assets	0.06	0.04
Merger, restructuring and other non-recurring costs	0.02	0.63
Income tax adjustments	(0.02)	(0.18)

Non-GAAP income (loss) per share from operations	$0.01	$(0.14)

Diluted
GAAP loss per share from operations	$(0.07)	$(0.66)

Stock-based compensation	0.02	0.02
Amortization of acquired intangible assets	0.06	0.04
Merger, restructuring and other non-recurring costs	0.02	0.63
Income tax adjustments	(0.02)	(0.18)

Non-GAAP income (loss) per share from operations	$0.01	$(0.14)

Weighted average shares outstanding:

Basic	34,916	34,023

Diluted	35,883	34,023